UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Public Listing of Certain Receivables And Related Assets

Beginning on August 21, 2026, Beijing Baosheng Technology Co., Ltd., Baosheng Technology (Horgos) Co., Ltd., Horgos Baosheng Advertising Co., Ltd. and Beijing Baosheng Network Technology Co., Ltd. (collectively, the "Transferors"), each a subsidiary of Baosheng Media Group Holdings Limited (the "Company"), publicly listed on the Beijing Equity Exchange certain long-aged accounts receivable and one prepaid account held by the Transferors (collectively, the "Assets") for proposed transfer through a public listing process (the "Proposed Asset Transfer").

As of April 30, 2026, the Assets had an aggregate book balance of RMB226,226,470.55 (approximately US$33.41 million). Beijing Guirong Dingsheng Asset Appraisal Firm Co., Ltd., an independent asset appraisal firm engaged by one of the Transferors, appraised the Assets at an aggregate value of RMB8,561,500 (approximately US$1.26 million) as of April 30, 2026. The initial transfer floors disclosed in the four public listings total RMB8,561,200.

Each public listing is initially disclosed for five business days and, if no qualified prospective purchaser is identified, the disclosure period may be extended in successive five-business-day periods. If only one qualified prospective purchaser is identified, the applicable Transferor may proceed by negotiated transfer; if two or more qualified prospective purchasers are identified, the purchaser will be selected through an online competitive bidding process. The published terms contemplate payment of 50% of the applicable purchase price (including the bidder's deposit) within five business days after execution of the applicable asset transfer agreement, with the remaining 50% payable within one month thereafter.

The public listings do not themselves effect a transfer of any Asset, and no purchaser has been selected. Any transfer remains subject to, among other things, completion of the applicable listing and purchaser-selection procedures, execution of definitive asset transfer documentation, payment of the purchase price and completion of the applicable settlement procedures. There can be no assurance that any proposed transfer will be completed or that the final transfer price will equal or exceed the applicable initial transfer floor.

Incorporation by Reference

This reportnshall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-273720) and Form S-8 (File No. 333-296887) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	August 25, 2026